EXHIBIT 5.1 LEGAL OPINION OF MICHAEL E. KULWIN, ESQ.

LAW OFFICES
MICHAEL E. KULWIN
Facsimile	317 South Sixth Street	Telephone
(702) 387-1726	Second Floor	(702) 387-5533
Las Vegas, Nevada 89101

July 14, 2008

Pure Transit Technologies, Inc.
9710 Research Drive
Irvine, California 92618

Attention:	Mr. Carlos Zalduondo
Chief Executive Officer

RE:    Registration Statement on Form S-8

Dear Sir:

I have acted as special counsel to Pure Transit Technologies, Inc. (the “Company”) in connection with the filing on or about July 14, 2008 of its registration statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933 (the “Act”) and the rules and regulations promulgated thereunder (the “Rules and Regulations”). The Registration Statement relates to one million (1,000,000) shares of the common stock, par value $0.001 per share, of the Company (the “Company Stock”), which have been issued to eligible participants in the 2008 Non-Qualified Stock Compensation Plan (the “Plan”) of the Company. The Plan is not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

This opinion, given as of the date hereof, is based upon facts and conditions presently known and laws and regulations presently in effect, and is being delivered pursuant to Item 601 of Regulation S-K under the Act.

In connection with the foregoing, I have examined originals or copies, satisfactory to the undersigned, of the Plan Document, i.e., the 2008 Non-Qualified Stock Compensation Plan and all such corporate records and all such agreements, certificates and other documents deemed relevant and necessary as a basis of the opinion hereinafter expressed. In such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted as originals and the conformity with the original documents of all documents submitted as copies. As to any facts material to such opinion, I have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing, and subject to the qualifications and limitations set forth below, I am of the opinion that the Shares, issued and sold as described in the Registration Statement (provided that at least par value is paid for the shares): (i) will have been duly authorized, legally issued, fully paid and nonassessable, (ii) when issued will be a valid and binding obligation of the corporation, and (iii) do not require a permit from any governmental agency.

This opinion does not cover any matters related to any re-offer or re-sale of the Shares by the Plan Beneficiary, once issued pursuant to the Plan as described in the Registration Statement.

This opinion is subject to the qualification that no opinion is expressed herein as to the application of the state securities or Blue-Sky laws.

I am a member of the bar of the State of Nevada, a citizen of the United States and am not licensed or admitted to practice law in any other jurisdiction. Accordingly, no opinion is expressed with respect to the laws of any jurisdiction other than the laws of the State of Nevada, and applicable Federal law(s) of the United States.

I assume no obligation to advise you of any changes to this opinion which may come to my attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof with the express written consent of this firm

Very truly yours,

LAW OFFICES OF MICHAEL E. KULWIN

/s/ Michael E. Kulwin
Michael E. Kulwin
For the Firm

MEK/hj